February 7, 2019

Peter H. Nielsen
President and Chief Executive Officer
Bio-Path Holdings, Inc.
4710 Bellaire Boulevard, Suite 210
Bellaire, Texas 77401

       Re: Bio-Path Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 27, 2018
           File No. 333-229049

Dear Mr. Nielsen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    William R. Rohrlich, II